Mail Stop 3010

January 6, 2010

Mr. Michael R. Burwell
Chief Financial Officer of General Partner for
Redwood Mortgage Investors VIII, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

> **Re: Redwood Mortgage Investors VIII, a California Limited Partnership
> Form 10-K for the year ended December 31, 2008
> File No. 0-27816**

Dear Mr. Burwell:

We have reviewed your response letter dated August 21, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Business, page 4

1. We note your response to comment 2 of our letter dated July 10, 2009. In providing more detail of the makeup of your loan portfolio, please provide a breakdown of the amounts, based on principal outstanding, that are maturing in each of the next 5 years and those that have already matured. Also, provide a breakdown based on those secured first, second, and third deeds of trust.

2. We note your response to comment 4. Please clarify if the significantly higher than median nature of your average loan balances makes it difficult for your borrowers to refinance with you, even though you are an "asset" lender.

Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

3. We note your response to prior comment 11 and that you intend to enhance your disclosure in future filings related to how California real estate values and other material economic trends may impact your processes for determining the adequacy of your allowance for loan losses. Please supplementally provide a draft of such disclosure to us. In your response and disclosure, as applicable, please tell us the valuation methodologies used to determine the value of the collateral. Please discuss the following in your response:

   - What sources you rely on to track the trends in California real estate values.
   - How such sources may lead you to adjust your assumptions related to estimated fair values of the related collateral on your loans. Tell us if you apply discounts to the original valuations of the collateral and, if so, please tell us the range of these discounts.
   - How your assumptions give effect to current trends versus medium-term versus longer-term trends in prices.
   - The extent to which you use third-party appraisers.
   - How often valuations of the collateral are performed/obtained and how they are reviewed for appropriateness.
   - How sensitive any assumptions used in your valuations are and what consideration you gave to disclosing a sensitivity analysis of the significant assumptions.

4. Please tell us how loans that are determined not to be individually impaired, are considered in the assessment of an allowance under SAB 6L, subtopics 450-10 and 450-20 of the FASB Accounting Standards Codification and paragraphs 310-10-35-35 and 310-10-35-36 of the FASB Accounting Standards Codification. Explain to us how you considered the referenced guidance in determining whether an allowance was required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.

Liquidity and Capital Resources, page 20

5. We note your response to comment 14. We also note the disclosure that you will not be accepting new liquidation requests until further notice. Please clarify the significance of withdrawal requests submitted after March 16, 2009. For instance, do submitted requests, while not accepted, serve as a placeholder for the submitting limited partners?

Item 7A – Quantitative and Qualitative Disclosures About Market Risk

Asset Quality, page 24

6. We note your responses to prior comments 7 and 12 and it appears that your investment- type arrangement in these loans was clearly in excess of 10% of assets as of December 31, 2008. Please tell us what consideration you gave to providing financial information as required by SAB Topic 1I for the property underlying your first and second mortgages in your Form 10-K for the year ended December 31, 2008.

Form 10-Q for the quarter ended June 30, 2009

Recently Issued Accounting Pronouncements, page 12

7. You state that the adoption of SFAS 160 did not have a material impact on the partnership's financial condition and results of operations; however, based on the presentation of your financial statements, it is unclear to us if you have adopted the provisions under subtopic 810-10 of the FASB Accounting Standards Codification. Please advise us and explain.

Note 4 – Real Estate Owned, page 16

8. We note that you acquired several properties in 2009 as a result of foreclosure. Please tell us what consideration you gave to subtopics 805-10 to 805-50 of the FASB Accounting Standards Codification when determining how to account for these real estate acquisitions. In your response, please specifically provide us with your analysis of whether the condominium-conversion property consisting of

Mr. Burwell
Redwood Mortgage Investors VIII, a California Limited Partnership
January 6, 2010
Page 4

126 units acquired in June of 2009 was a business. Additionally, provide an
analysis for your third quarter conversion acquisition.

Form 10-Q for the quarter ended September 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 8

9. We note your disclosure on page 11 of the activity in your allowance for loan
losses and your disclosure regarding your real estate owned in Note 4. It is
unclear to us how you determined the cost basis of the real estate. Please confirm
that the valuation allowance is not being carried over as a separate element of the
cost basis for purposes of accounting for the real estate subsequent to foreclosure.
Please see subtopics 360-10 and 310-40 of the FASB Accounting Standards
Codification for reference.

10. Furthermore, it appears that you may be charging reductions in the fair value of
your real estate against your allowance for loan losses subsequent to foreclosure,
rather than recognizing a separate loss pursuant to subtopic 360-10 of the FASB
Accounting Standards Codification. Please advise us and explain.

11. We note that you separate your real estate owned into three categories: real estate
held, real estate held for sale, and real estate held for use/for investment. Please
separately tell us your accounting policy for each category of real estate including
your depreciation policy/method, when applicable. Also, if your accounting
policy for real estate held differs from your accounting policy for real estate held
for use/for investment, tell us the accounting guidance that you are relying upon
to determine the appropriate accounting.

Note 8 – Asset Concentrations and Characteristics, page 22

12. You disclose that as of September 30, 2009 and December 31, 2008 you had 12
loans totaling $25,787,000 and 5 loans totaling $6,165,000, respectively, in
foreclosure status. You also disclose on page 10 that you had 39 impaired loans
as of September 30, 2009. Furthermore, you disclosed in your 2008 Form 10-K
that you had 12 impaired loans as of December 31, 2008. Please confirm if these
loans in foreclosure status are included in the loans disclosed as impaired. If they
are not, please explain why. Please also tell us the fair value of the collateral less
costs to sell as of December 31, 2008 and September 30, 2009 for these loans.
Discuss how you determined the fair values in your response.

Part I – Item 2. Management's Discussion and Analysis of Financial Condition of the
Partnership, page 23

Allowance for Losses, page 32

13. We note your response to prior comment 18 and your disclosure on page 32 of your Form 10-Q that states that you had nine loans past maturity with a principal balance of $38,753,000. You also disclosed in your 2008 Form 10-K that as of December 31, 2008 you had 9 loans with principal totaling $54,107,000 past maturity. Furthermore, in your response you told us that none of the eleven loans that were past maturity as of March 31, 2009 are currently making payments. In light of the fact that these loans are past maturity and are not currently making payments, please tell us in greater detail how you determined that these loans were not impaired. Specifically, tell us how you determined that it was not probable that you will be unable to collect all amounts due according to the contractual terms of the loan agreement. see subtopic 310-10 of the FASB Accounting Standards Codification for reference.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

Jessica Barberich
Assistant Chief Accountant